Hi Noelle,

I hope you're having a great weekend! A two part question just came through from one of our investors, and I'd love your take on it before I reply to him. Let me know what you think, thank you!

My one concern is near term market size as well as Noelle not being a technical founder. Did she ever discuss with you all looking for a CTO and Co-Founder?

--

Caroline Casson

Partner

San Francisco, CA

caroline@vitalize.vc | ph: 608.852.4461

http://vitalize.vc/ | twitter: @carolinecasson_

Schedule time with me here.

Gated gives me email peace of mind. Try it free here.



Sun, Jun 11, 12:48 PM
(7 days ago)

Noelle London
<noelle@illoominus.com>

to Caroline

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Hi Caroline,

Here are some thoughts on this-

HR teams have been impacted in recent market conditions and in the near term, we see ourselves well positioned to hit the build v buy cycles in HR to continue building traction. With most HR teams having a dozen + systems, these numbers are only increasing and we're providing the much-needed single pane of glass.

The majority of our team is focused on product and data at this point. On the technical side, we've had Matthew Drooker, CTO of CNN and now SoundCloud involved from the beginning advising on architecture. We've recently brought on the founding technical team of Mailchimp who were our mentors as investors who are helping us identify additional tech talent.

Thanks!

Noelle

> [Noelle London](#) (She/Her) 8:30 PM
> > Hi Aparna, we're in Techstars Atlanta '22 with Illoominus ([illoominus.com](#)) and was speaking with Tim and he suggested I reach out. Would like the chance to do introductions in the upcoming weeks ([https://calendly.com/london-noelle](#)) -Noelle
> MAY 22
> [View Noelle's profile](#)
>
> [Noelle London](#) (She/Her) 10:24 AM

Hi Aparna,

I saw you're a part of Vitalize Angels and Vitalize is currently raising for us on WeFunder ([https://wefunder.com/illoominus](#)) and plan to close the opportunity in the next week or so. I wanted to share that information here with you in the case you know anyone interested in supporting a Techstars alum!

We anticipate that with the Vitalize funding and our $450K+ of commits that we'll be closing our round in the next week and a half. We're excited to get back to work :)

By the way, I had a great conversation with Kelsey Lang last week about HR reporting at Techstars and thanks for connecting us. I hope to get the chance to share more with you soon.

Noelle


illoominus
Overview
We provide organizations with the confidence, efficiency, and clarity around which investments in their people are driving results.
Noelle London, Founder + CEO
noelle@illoominus.com

Invest in Illoominus: Lighting the way to measurably better workplaces.

wefunder.com • 1 min read

MAY 28

Aparna Ramaswamy sent the following messages at 6:31 PM

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Aparna Ramaswamy 6:31 PM

Great to connect Noelle! It was coincidence that Hannah Turner sent me a note asking if I our someone on my team would be able to talk to you and then I saw you pitch to

Vitalize Angels, a community I'm a member of. I love what you're building and excited for you. Would love to connect when convenient. All the best.

Aparna

[Bobby Niehaus](#) (He/Him) 12:14 PM

Hi Noelle,

I am one of the Vitalize Angels (Gale and Caroline's group) that you pitched in late April. I'm a fan and committed to the WeFunder round. At the same time, I'm sharing my own investment memo/ thesis with others to see if we can get to $50k. I hope we can invest!

Cheers,

Bobby

MAY 22

Noelle London sent the following message at 10:19 AM

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[Noelle London](#) (She/Her) 10:19 AM

Hi Bobby, thanks for your commitment to Illoominus and so happy to have you on board with us! I appreciate your support and helping to spread the word.

From your previous experience, are there any things that you see companies do to help drive investment through Vitalize?

Thanks again!

Noelle

Bobby Niehaus sent the following messages at 10:50 AM

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[Bobby Niehaus](#) (He/Him) 10:50 AM

Hi

Hi Noelle,

Some founders have sent out a "tear sheet" style email to the Vitalize investors (by way of Caroline, who can forward it).

For some who may have missed the pitch, getting the key value proposition points in their inbox can attract/ contextualize the company. It's easier to review the main points in an email than to log into WeFunder or Notion and Slack (the collaboration platforms used by Vitalize).

I've heard two main hesitations from sidelined investors:

1. Concerns that DEI is too niche and/ or prone to greater variation in business cycles.

2. Go-to-Market for large corporations (slower to adopt) and internationally (different regulations).

In both cases, I've shared my thoughts that Illoominus is able to bring value in more than just the DEI angle. I hope it's not presumptuous but I see the solution almost as "Integrated DataOps for HR". Your expertise supporting startups through scaling and working with wider clients at Accenture is another great counterpoint to the above concerns.

Let me know if I'm off piste on the above explanations or if you think there are other hold-ups you often hear that I can help proactively address to the other investor :)

Very Respectfully,

Bobby

Robert Joy 11:40 AM
        Vitalize Angel based in Atlanta interested in learning more about
        Illoominus
Noelle London sent the following message at 11:41 AM
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Noelle London (She/Her) 11:41 AM

Thanks for your note. I was just speaking to Naomi at Fiserv. Would love to connect!

MAY 19

Robert Joy sent the following message at 12:54 PM

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Robert Joy 12:54 PM

Hi Noelle! Thanks for connecting, happy to help with any intros to Fiserv if you are looking for one

Noelle London sent the following message at 5:07 PM

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Noelle London (She/Her) 5:07 PM

Hi Robert, would be great to connect in with Fiserv. I didn't mention in the Vitalize pitch but we recently became certified as a women-owned business and I saw Fiserv is partnering with WBENC here on a program:
https://www.fiserv.com/en/lp/supplierimpactprograms.html?rdf=/supplierimpactprograms&rdc=2023-04-05&rdr=2024-04-05&utm_source=WBENC+Contacts&utm_campaign=abcc1e0a35-EMAIL_CAMPAIGN_3_1_2019_11_18_COPY_01&utm_medium=email&utm_term=0_24fac76372-abcc1e0a35-69343691

Typically we look to connect with a high level HR decision maker like https://www.linkedin.com/in/anthony-s-marino-94a6476/ or someone close to this person who has the ability to move things forward. However, we also have been successful at similar-sized companies to work through an innovation department.

Let me know if you'd like to connect to discuss how to navigate below.

Thanks so much and have a great weekend!
Noelle

https://calendly.com/london-noelle/30min

Robert Joy sent the following messages at 8:37 PM

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8:37 PM

> Great, I set up some time next Friday to discuss further. Have a great
> weekend as well!

Mike Conti (He/Him) 9:46 AM

Vitalize pitch

Hi Noelle - I just watched your pre pitch zoom recording for vitalize angels.
(Unfortunately I was super busy and missed it live)

I love what you're doing! It makes sense that your DEI solution is being used for core HR,
because DEI should be core HR! I talk to clients about how the strategy of hiring the best
candidate should not conflict with DEI focus for leadership/executive recruiting but am
always curious as to what companies are doing from the whole talent life cycle. There is
a huge need/market for your product! If I can help with anything or you ever want the
opinion of an exec recruiter, feel free to reach out.

Mike Conti

> 630.269.2844
> MAY 13
> Noelle London sent the following message at 8:24 AM
> View Noelle's profile



Noelle London (She/Her) 8:24 AM

Hi Mike! Thanks for reaching out and sounds like you're seeing first hand the pain
that we're solving for. Would love to see how we support each other. Want to
connect the week of May 22? https://calendly.com/london-noelle



Illoominus

calendly.com • 1 min read

Mike Conti sent the following message at 9:08 AM

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Mike Conti (He/Him) 9:08 AM

Hi Noelle - I'd be happy to connect. Looking forward to our call on the 25th!

MAY 17

Noelle London sent the following message at 8:27 PM

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Noelle London (She/Her) 8:27 PM

Hi Mike, looking forward to catching up next week and thanks for the feedback on our pitch. I had the chance to connect with Caroline and she shared Vitalize is currently raising for us on WeFunder (https://wefunder.com/illoominus) and plan to close the opportunity on Friday. I wanted to share that information here with you in the case you know anyone interested in supporting!

We anticipate that with the Vitalize funding and our $420K+ of commits that we'll be closing our round in the next week and a half. We're excited to get back to work :)

Wanted to keep you posted and thanks for your support along the way!

Noelle


illoominus
Overview
We provide organizations with the confidence, efficiency, and clarity around which investments in their people are driving results.
Noelle London, Founder + CEO
noelle@illoominus.com

Invest in Illoominus: Lighting the way to measurably better workplaces.

wefunder.com • 1 min read

MAY 19

Mike Conti sent the following message at 3:11 PM

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Mike Conti (He/Him) 3:11 PM

Hi Noelle! I just committed to the fundraise. Looking forward to catching up next week! Have a nice weekend!

Noelle London sent the following messages at 4:28 PM

View Noelle's profile



Noelle London (She/Her) 4:28 PM

Thanks so much, Mike! I'm looking forward to the conversation. -Noelle

Noelle London (She/Her) 3:01 PM
Hi Adam, see we overlapped in DC tech (I was at 1776) and you worked with some
Living Social friends. We're pitching the Vitalize Angels group tomorrow with Illoominus.
We're a data insights-focused tool. If you're able to make the call, would like your
feedback. - Noelle

Adam Heintz sent the following message at 3:01 PM

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Adam Heintz 3:01 PM
Hey Noelle - will not be on the call today but good luck (or hope it went well). Look
forward to hearing more soon.

Noelle London sent the following messages at 6:02 PM

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Noelle London (She/Her) 6:02 PM
Oops pitch is tomorrow evening with the Vitalize crew. If you're interested in connecting or
taking a peek at our deck, just let me know. Thanks Adam!

https://calendly.com/london-noelle



Illoominus
calendly.com • 1 min read

MAY 17

View Noelle's profile



Noelle London (She/Her) 8:36 PM

Hi Adam, I had the chance to connect with Caroline and she shared Vitalize is currently raising for us on WeFunder (https://wefunder.com/illoominus) and they plan to close the opportunity this Friday. I wanted to share that information here with you in the case you know anyone interested in supporting!

We anticipate that with the Vitalize funding and our $420K+ of commits that we'll be closing our round in the next week and a half. We're excited to get back to work :)

Wanted to keep you posted and thanks for your support!

Noelle


illoominus
Overview
We provide organizations with the confidence, efficiency, and clarity around which investments in their people are driving results.
Noelle London, Founder + CEO
noelle@illoominus.com

Invest in Illoominus: Lighting the way to measurably better workplaces.

wefunder.com • 1 min read



(She/Her) 5:57 PM

Nicaragua connection

Hi Bernardt, saw you were learning more about what we're building at Illoominus and couldn't help but notice you checked in from Managua, Nicaragua. I lived there for about 2.5 years on Ometepe working with local female entrepreneurs. Incredibly impactful to my journey. Wouldn't be doing what we're doing without that experience.

Cheers,

Noelle

Bernardt Vogel sent the following messages at 6:05 PM

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Bernardt Vogel (He/Him) 6:05 PM

Hi Noelle,

Nice to meet you virtually! That's amazing that you lived and worked in Nicaragua for a couple of years. I'm actually visiting my parents here for a week but reside in Miami, so it's great to connect with someone who has experience and a passion for the region.

I'm definitely interested in learning more about Illoominus and your work with female entrepreneurs. I'm always looking for ways to expand my knowledge and network, so collaborating could be a great opportunity for both of us.

I am part of Vitalize angels, I volunteered to do the investment analysis section of the due diligence

Best regards,

Bernardt

Michael Neff 11:34 PM

Noelle,

It was great meeting you briefly over Zoom during the Vitalize Pitch. I am really fascinated with what you are building and would love to find time to dive deeper into the product.

I have not heard back from the Vitalize team regarding which company they are going to move forward with diligence for. Either way, I would be very interested to see more of the product and whats on the roadmap.

Looking forward to hearing from you and getting a chance to dig in deeper. Hope you have a nice night!

Best,

 Michael Neff
MAY 4
Noelle London sent the following message at 3:09 PM
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Noelle London (She/Her) 3:09 PM
Thanks Michael for the note and appreciated your questions in the call. I know the Vitalize team is deep in diligence currently. Happy to chat and here's a link to my Calendly: https://calendly.com/london-noelle

Thanks!

 Noelle



Illoominus

Michael Neff sent the following messages at 4:53 PM

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Michael Neff 4:53 PM

Oh they moved forward with your business for Diligence?!?!?

Congrats 🎉🎉

Excited to dive in deeper

Noelle London (She/Her) 9:42 PM

Hi Nicholas, see we have overlapping experiences in Charleston. We're pitching the Vitalize Angels group Wednesday with Illoominus. We're a data insights-focused tool in the b2b saas space, which looks right up your alley. If you're able to make the call, would like your feedback. - Noelle

Nicholas Stemkowski sent the following messages at 9:44 PM

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Nicholas Stemkowski (He/Him) 9:44 PM

Sounds really interesting. I'll do my best to get in the call. But I'm prepping for a section on the Appalachian trail. I'm also happy to connect in person here in town. I love the idea of analytics in DEI+B and actually helped a large non profit build a DEIB strategy before my current role. I see you went to the college as well! Go coogs

Happy to review a pitch deck too for you or just bounce ideas!

View Nicholas' profile



Nicholas Stemkowski (He/Him) 9:47 PM
If you aren't connected with Julie Hussey yet you should. She's a badass

Noelle London sent the following messages at 9:48 PM

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Noelle London (She/Her) 9:48 PM
Awesome to hear your experience with the space! We were just up in Asheville on the AT this weekend. Lots in common :) I'm getting down to Charleston regularly (my brother has a restaurant there- Chubby Fish). If you put a good word into the group that's always helpful and if I miss you tomorrow, would love to catch up on the other side. https://calendly.com/london-noelle



Illoominus
calendly.com • 1 min read

fascinating- julie does look like a badass and i don't know her!
APR 25
Nicholas Stemkowski sent the following messages at 7:04 AM
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Nicholas Stemkowski (He/Him) 7:04 AM
Morning Noelle, sorry to go silent I was going to bed. Julie and I are both here in Charleston and she's a highly active member of Vitalize as well. She and I connected over shared passion for building better socio economic equity here in the community and so I'm sure she will be very interested in your work as well.

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MAY 1
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Nicholas Stemkowski (He/Him) 1:05 PM
Hey Noelle! Just watched your pitch to Vitalize, that was a great job. Are you open to connecting with me over a zoom about it further?
View Nicholas' profile

Nicholas Stemkowski (He/Him) 1:16 PM
I actually wanted to ask you about your thoughts on ONA or people analytics, and "relationship intelligence" as well. Last year I worked with a very large Series C company where we investigated some of the same market trends that you spoke on.
Noelle London sent the following message at 1:42 PM
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Noelle London (She/Her) 1:42 PM
Sure! Here's my Calendly and looking forward to it.
https://calendly.com/london-noelle



Illoominus

Nicholas Stemkowski sent the following messages at 1:43 PM

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[Nicholas Stemkowski](#) (He/Him) 1:43 PM
great! Thank you!

[View Nicholas' profile](#)



[Nicholas Stemkowski](#) (He/Him) 1:45 PM
wed! Boom!

Noelle London sent the following message at 2:37 PM

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[Noelle London](#) (She/Her) 2:37 PM
Great, looking forward to it!

Nicholas Stemkowski sent the following message at 2:50 PM

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Definitely!

Noelle London (She/Her) 9:20 PM
Hi Julie, see we have overlapping experiences in Charleston. We're pitching the Vitalize Angels group today with Illoominus. We're an equity insights-focused tool in the b2b saas space, which looks right up your alley. If you're able to make the call, would like your feedback. - Noelle

Julie Hussey sent the following message at 9:38 PM
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Julie Hussey (She/Her) 9:38 PM
Hi Noelle- thanks for reaching out. I was on another diligence call so I missed today's meeting, but will definitely check it out and offer some thoughts.

Any chance you ever met my 2nd cousin John R Seydel who is still working with the City of Atlanta Mayor's office?
Noelle London sent the following message at 10:33 PM
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Noelle London (She/Her) 10:33 PM
Thanks Julie and yes! I do know John Seydel, although I'm not sure if he remembers me or not :) We worked together briefly when I was at Invest Atlanta leading our startup work and we collaborated on an Agtech challenge to help connect emerging agtech companies to corporate pilots. I was running some other DEI-focused programs at the Mayor's Office (Students2Startups). I knew his former colleague Mario well who also made his way to launch a startup.

Looking forward to your feedback!
APR 28
Julie Hussey sent the following message at 12:41 AM
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Julie Hussey (She/Her) 12:41 AM

Noelle- I did catch your pitch and am really interested in what Illuminus is doing. I hope it will move forward and you can do a demo. I have definitely found that tracking DEIB work is a necessary ccsd step because we prioritize what we track and data has a lot to tell. However, I've also been on this journey with organizations which have a hard time recognizing that just because everyone is "measured" with the "same tool" does not mean that data is used to create equity. How is your service looking at data in ways that begs more questions and uses the doors of DEIB not just to take advantage of a buzz, but to recognize that we are about to enter "The People Age" in which data/automation/artificial intelligence needs to become our liberators rather than our enslavers. When I look to who and what systems are comfortable with enslavement and who understands liberation to build a new system to get there. So I want to know does Illiminus seeing DEIB as HR's fruit of the day or as a key to unlock transformative ways of approaching data and people?

I would also like to learn more about the diversity of your team and how are you learning from and supporting access, witness, and learning from the disability community?

Saks Fifth Avenue took their time but presented one of the most sincere examinations of DEIB I have read in a long time. I wonder where they are and how they are tracking the points they said they wanted to attract.

Finally, since you are in the South, have you looked at Venture South or even HiMark Capital in Charleston? Happy to make some introductions.
Noelle London sent the following messages at 10:22 AM
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Noelle London (She/Her) 10:22 AM

Hi Julie, I appreciate your thoughtful responses here. Would like the chance to talk about where we're going and share more on our team and our experiences. Do yo have time to connect in the upcoming days? Here is my Calendly but also happy to work around your schedule. https://calendly.com/london-noelle

Noelle

Hi Noelle,

I am an investor at VITALIZE. Just finished listening to your pitch. Would love to connect and have a conversation to learn more.

Best regards,

Thao Do

Noelle London sent the following message at 5:08 PM

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Noelle London (She/Her) 5:08 PM

Great to meet you Thao. Here's a link to my Calendly: https://calendly.com/london-noelle
How's next Monday?



Illoominus

calendly.com • 1 min read

Thao Do sent the following messages at 5:15 PM

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Thao Do 5:15 PM

Monday is great. Just confirmed a time on Calendly. Looking forward to it!

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